January 30, 2012

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay LNG Partners L.P.

Form 20-F: For the Fiscal Year Ended December 31, 2010

File No. 001-32479

Dear Lyn Shenk:

Following our legal counsel’s January 4, 2012 telephone conversation with SEC staff member Patrick Kuhn, who granted us an extension to respond by January 31, 2012, we have reviewed your letter to us of December 29, 2011 setting forth staff comments on the Teekay LNG Partners L.P. (“Teekay LNG” or the “Partnership”) Form 20-F for the fiscal year ended December 31, 2010. This letter responds to the comments made by the staff in your letter. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to the Form 20-F as filed.

Risk Factors

Over time vessel values may fluctuate substantially…, page 14

SEC Comment

1. You disclose that vessel values have declined considerably between the third quarter of 2008 and early 2011. You also disclose that certain loan agreements require minimum levels of tangible net worth to be maintained. Please tell us if the carrying amount of any of your vessels exceeds its fair market value. If so, tell us the aggregate (i) number, (ii) carrying amount and (iii) fair market value of such vessels at December 31, 2010 and September 30, 2011. In so doing, tell us the basis for the fair market values. Also, tell us what effect, if any, that fair market values below carrying amounts have on your financing arrangements and operations, other than redeployment upon termination of existing charters or potential loss upon disposition of affected vessels.

Response to Comment #1

As at December 31, 2010, 13 of the Partnership’s vessels, with an aggregate carrying value of $1,328 million and an aggregate estimated market value of $1,044 million, had carrying amounts that exceeded their estimated market value. As at September 30, 2011, 20 of the Partnership’s vessels, with an aggregate carrying value of $1,599 million and an aggregate estimated market value of $1,191 million, had carrying amounts that exceeded their estimated market value. The market value of these vessels has been estimated by reference to the reported prices from sales of similar vessels and from other industry sources. The determination of the estimated market value of these vessels has been done without regard to any of the long-term charter contracts under which the vessels are currently employed and, therefore, does not represent fair value as that term is contemplated in ASC 360 in determining whether or not an impairment would be required to be recognized.

As of September 30, 2011, the Partnership had financing arrangements, with an aggregate outstanding balance of 64% of the Partnership’s total long-term debt as of that date, which require the Partnership to maintain tangible net worth of at least $400.0 million. As at September 30, 2011, the Partnership’s tangible net worth was $941.5 million. Tangible net worth is generally defined as the Partnership’s book equity less goodwill. Consequently, a vessel impairment, which would reduce the Partnership’s book equity, would impact the level of tangible net worth. However, given (a) the relatively young age of the Partnership’s fleet, (b) the Partnership’s business model to employ vessels on long-term contracts that generate fixed cash flows and primarily with original terms of greater than 10 years, and (c) the financial strength of the Partnership’s customers, the probability of an impairment of sufficient magnitude to impact the Partnership’s ability to comply with the minimum level of tangible net worth is currently low.

As of September 30, 2011, the Partnership had two financing arrangements, which require it to maintain vessel value to outstanding loan principal balance ratios ranging from 105% to 115%. One of these financing arrangements, with an outstanding balance of 23% of the Partnership’s total long-term debt at September 30, 2011, requires the Partnership to meet at least one of two vessel value to outstanding loan principal balance ratios. One of these ratios uses a vessel value that excludes the value of the contract under which the vessel is employed, and the other ratio uses a vessel value that includes the value of the contract under which the vessel is currently employed. Given (a) the young age of the vessels financed by this financing arrangement, (b) the long-term nature of the contracts under which these vessels are employed, and (c) the financial strength of the Partnership’s customers, the probability of the Partnership not being able to comply with this loan covenant is low. The second of these financing arrangements, which had an aggregate outstanding balance of 5% of the Partnership’s total long-term debt at September 30, 2011, had a vessel value to outstanding loan principal balance ratio at September 30, 2011 of 142%. The Partnership believes that the probability of it not being able to comply with this covenant is low and, even if this were to occur, the Partnership would expect the impact on its liquidity to be immaterial.

Management’s Discussion and Analysis

Results of Operations

Year Ended December 31, 2010 versus Year Ended December 31, 2009

Liquefied Gas Segment, page 34

SEC Comment

2. In the table on page 23 of your 2009 Form 20-F in regard to information about your LNG vessels, it was indicated that the Arctic Spirit had a remaining charter term of 8 years. The same table on page 23 of your 2010 Form 20-F indicates a remaining charter term of 7 years. Under “Vessel Operating Expenses” on page 35, you indicate the Arctic Spirit as being without a charter for most of 2010. However, under the immediately preceding “Net Voyage Revenues” section and the paragraph immediately preceding that section you indicate that the Arctic Spirit was off hire only 22 days during 2010, all of which was during the first quarter. Please clarify for us and in your disclosure the operating status of the Arctic Spirit and the type of revenue (i.e., fixed rate time charter, spot rate, etc.) it generated for you during fiscal 2010.

Response to Comment #2

The Partnership chartered the Arctic Spirit to Teekay Corporation for 10 years commencing April 2008. Consequently, 8 years of the charter remained at the end of 2009 and 7 years of the charter remained at the end of 2010. As long as the vessel is available to operate, the Partnership earns a fixed daily rate of hire for this vessel from Teekay Corporation over the term of the charter. During 2010, the vessel was not operational for 22 days and, consequently, the Partnership did not receive any daily hire for these days. During a significant portion of 2010, Teekay Corporation was unable to utilize the vessel, even though it was fully operational. As a result of the inactivity of the vessel during this period, the Partnership’s costs to operate the vessel declined as it was able to reduce the number of crew employed on the vessel and reduce the amount of maintenance activities performed. The Partnership will disclose the operating status of the Arctic Spirit and the type of revenue it generated during fiscal 2010 in future filings, as applicable.

Other Operating Results

Realized and Unrealized Loss on Derivative Instruments, page 38

SEC Comment

3. We note that these amounts are material to the results of each period reported in this annual filing and the interim financial statements included in your 2011 Form 6-K’s. Please include an analysis in sufficient detail in regard to the material variances in this line item between all comparable periods, as well as the basis for reported amounts material to the results of each period, particularly those pertaining to interest rate swap agreements. In connection with this, we note your disclosure with respect to this line item in the MD&A section for the interim period ended June 30, 2011 contained in your Form 6-K filed August 31, 2011 that references the note to the financial statements containing additional details of derivative instruments, but the note does not analyze variances in amounts reported between comparable periods or provide a basis for the amounts reported in each period. Please provide us with a copy of your intended revised disclosure.

Response to Comment #3

In future filings, the Partnership proposes to revise its disclosure as follows (appropriately updated to reflect results for 2011 and future periods):

During 2010 and 2009, we had interest rate swap agreements with an aggregate average outstanding notional amount of approximately $1.0 billion and an average fixed rate of 4.9%. Short-term variable benchmark interest rates during these periods were generally less than 1.5% and, as such, we incurred realized losses of $42.5 million and $36.2 million, respectively, during 2010 and 2009 under the interest rate swap agreements. The increase in realized losses from 2009 to 2010 was due to lower short-term variable benchmark interest rates in 2010 compared to 2009.

Long-term benchmark interest rates declined in 2010, causing us to incur unrealized losses of $34.9 million in 2010. Benchmark interest rates increased in 2009. The increase in rates resulted in $124.1 million of unrealized gains from our interest rates swaps associated with our long-term debt and capital lease obligations, which were more than offset by $135.2 million of unrealized losses from our interest rate swaps associated with our restricted cash deposits.

Please see Item 5—Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gain on derivative instruments.

In future filings, disclosure of 2008 financial information will not be required in the financial statements or the Management’s Discussion and Analysis; however, for the staff’s information, the following explains the change from 2008 to 2009:

During 2009 and 2008, we had interest rate swap agreements with an aggregate average outstanding total notional amount of approximately $1.0 billion and an average fixed rate of 4.9%. Short-term variable benchmark interest rates during 2009 were generally less than 1.5% and during 2008 were between 2% and 5%. Because market rates were below the average fixed rates of the interest rate swap agreements, we incurred realized losses of $36.2 million and $6.8 million, respectively during 2009 and 2008. The increase in realized losses from 2008 to 2009 was due to lower short-term variable benchmark interest rates in 2009 compared to 2008.

As a result of significant decreases in benchmark interest rates in 2008, we recognized unrealized losses of $82.5 million. Benchmark interest rates increased in 2009. The increase in rates resulted in $124.1 million of unrealized gains from our interest rates swaps associated with our long-term debt and capital lease obligations, which were more than offset by $135.2 million of unrealized losses from our interest rate swaps associated with our restricted cash deposits.

Liquidity and Cash Needs, page 42

SEC Comment

4. Please discuss (i) the reason for your significant working capital deficit, (ii) its affect on your liquidity and operations, and (iii) how you manage the deficit. Provide us with a copy of your intended revised disclosure.

Response to Comment #4

In future filings, the Partnership proposes to revise its disclosure as follows (appropriately updated to reflect results for 2011 and future periods):

As of December 31, 2010, we had a working capital deficit of $367.3 million. The working capital deficit included $185.0 million of lease obligations from five Suezmax tankers that we are obligated to purchase upon the termination of lease agreements, which may occur in 2011. While this is unlikely to occur in 2011 as we do not expect the lessor to exercise its right to terminate the lease agreements, such exercise would require us to satisfy the purchase price either by assuming the existing vessel financing, if the lenders consent, or by financing the purchase using existing liquidity or by obtaining new debt or equity financing. The working capital deficit included $79.6 million of advances from Teekay Corporation to the Skaugen Multigas Subsidiaries, which are variable interest entities that we are obligated to purchase from Teekay Corporation upon delivery of certain newbuildings, expected in 2011. These advances are expected to be converted to equity immediately preceding the purchase and we will use an existing credit facility to finance the purchase. We expect to manage the remaining working capital deficit primarily with net operating cash flow generated in 2011 and, to a lesser extent, existing undrawn revolving credit facilities. As at December 31, 2010, we had undrawn medium-term credit facilities of $459.7 million.

Cash Flows, page 43

SEC Comment

5. Please include a comparative discussion of each component of cash flows (i.e., operating, financing, and investing) between the two earliest periods presented in the statements of cash flows. For example, there is no discussion of cash flows between 2009 and 2008.

Response to Comment #5

In future filings, the Partnership will include in its disclosure a comparative discussion of each component of cash flows between the two earliest periods presented in the statements of cash flows.

Critical Accounting Estimates

Valuation of Derivative Instruments, page 46

SEC Comment

6. Please expand upon the significant factors and uncertainties in determining the estimated fair values of your derivative instruments and the material amounts reported in the statement of operations, and that cause reported amounts to vary materially. Identify the factors that are most sensitive to change or variability and why. Please provide us with a copy of your intended revised disclosure.

Response to Comment #6

In future filings, the Partnership proposes to revise its disclosure as follows (appropriately updated to reflect results for 2011 and future periods):

Valuation of Derivative Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements. The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest rate swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate also materially impact our interest rate swap agreements.

The fair value of our interest rate swap agreements is also impacted by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of similarly rated global industrial companies and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

The fair value of our derivative instrument relating to the agreement between us and Teekay Corporation for the Toledo Spirit time-charter contract is the estimated amount that we would receive or pay to terminate the agreement at the reporting date. This amount is estimated using the present value of our projected future spot market tanker rates, which has been derived from current spot market rates and long-term historical average rates.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 – Financial Statements: Note 12 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of income (loss).

Notes to Consolidated Financial Statements

Note 5. Leases and Restricted Cash

Operating Leases, page F-17

SEC Comment

7. In regard to the last sentence that states “The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years,” please tell us and disclose the factors that would cause the associated revenue amounts reported to differ from the minimum scheduled future revenues presented here and by what degree. Also, clarify whether this statement also pertains to revenues associated with your direct financing leases. Include discussion in “Critical Accounting Estimates” as appropriate.

Response to Comment #7

By indicating that “the minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years,” the Partnership was attempting to ensure that users of its financial statements do not mistakenly assume that the amounts provided will be equivalent to a forecast of revenue for the years indicated. Minimum schedule future revenues do not include revenue generated from new contracts entered into after December 31, 2010, revenue from unexercised option periods of contracts that existed on December 31, 2010, or variable or contingent revenues. The Partnership will disclose these factors in future filings.

*****

In connection with responding to the staff’s comments, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 844-6668.

Sincerely,

/s/ Peter Evensen

Peter Evensen

Chief Executive Officer and Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	Robert E. Boyd (Audit Committee Chair)

David Matheson (Perkins Coie LLP)

Philip Dowad (KPMG LLP)